# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAC Copper Ltd, CIK 0001950246
CUSIP: G60409110
Title of class of securities: CHESS Depositary Interest (CDI)
Address of issuer's principal executive offices: 3RD FLOOR, 44 ESPLANADE ST, ST. HELIER, Jersey (Y9), JE4 9WG
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-074052
Filed by CIK 0001730896

## Reporting persons
- United Super Pty Ltd in its capacity as Trustee for the Construction & Building Unions Superannuation Fund: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 5,652,400; shared voting power 0; sole dispositive power 5,652,400; shared dispositive power 0; aggregate amount beneficially owned 5,652,400 (6.9% of the class)

## Item 1. Issuer
Name of issuer: MAC Copper Ltd
Address of issuer's principal executive offices: 3RD FLOOR, 44 ESPLANADE, ST, ST. HELIER, JERSEY, JE4 9WG

## Item 4. Ownership
Amount beneficially owned: 5652400
Percent of class: 6.9
Sole power to vote or to direct the vote: 5652400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5652400
Shared power to dispose or to direct the disposition: 0

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- United Super Pty Ltd in its capacity as Trustee for the Construction & Building Unions Superannuation Fund: Shirlee Chan, Head of Investment Risk and Compliance (02/05/2025)